CON-SPACE
COMMUNICATIONS LTD.

Safety in Communication®

02 MAY -7 AM 10:13

April 23, 2002

NEWS RELEASE

NEWS RELEASE NO. 02-004
Toronto Venture Exchange
Trading Symbol CDNX: **CCB**
US SEC Exemption No. 82-3378

02028814

SUPPL

ISSUANCE OF STOCK OPTIONS

RICHMOND—Mr. Terence A. Ibbetson of CON-SPACE COMMUNICATIONS LTD., (CDNX: **CCB**), announced today that the Company has granted 750,000 Incentive Stock Options to its employees and directors, subject to approval by the TSX Venture Exchange. Each option will represent the ability to purchase one Common Share of the Company at a purchase price of $0.14 per share. The options are exercisable on or before April 22, 2004. The average closing price of the Company's shares was $0.18 during the preceding ten day trading period.

"Our employees are the company," said Ibbetson, adding, "so they should benefit from the growth they help to create."

CON-SPACE manufactures and markets a line of unique communication equipment that allows people across thirty-seven industries, working in confined spaces and hazardous environments to maintain unbroken voice communication with outside personnel. The company also produces accessories for portable two-way radios. CON-SPACE equipment is now used worldwide and has been credited with saving the lives of several workers. Militaries, police, fire departments municipalities, general industry and rescue teams are all users of this special equipment. The Company also has a growing list of major companies that it manufactures products for under private label agreements. The CON-SPACE web site is at www.con-space.com.

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For more information, please call James L. Swanson, Chairman CON-SPACE COMMUNICATIONS LTD., (604) 244-9323, (800) 755-2528 in the U.S., or by e-mail jswanson@con-space.com. The CON-SPACE Web site is located at http://www.con-space.com.